July 3, 2019

Meimei Ni
Chief Executive Officer
HanTang Culture & Education Holding Group Ltd
4028 Songjia Business Center
No. 46-56 Road, 511400 Panyu
Guangzhou, China

       Re: HanTang Culture & Education Holding Group Ltd
           Registration Statement on Form S-1/A
           Filed on June 28, 2019
           File no. 333-231170

Dear Ms. Ni:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
The Company, page 2

1. Please include a chart depicting your corporate structure reflecting share ownership of each entity.
Our private training service business is subject to extensive regulation in China., page 8

2. We note your response to prior comment 4, and your reference here to the possibility that your "contractual arrangements" could be found in violation of various PRC laws or regulations. Please provide more extensive disclosure concerning the contractual arrangements you employ, and specifically how they could be violative of applicable PRC
 Meimei Ni
HanTang Culture & Education Holding Group Ltd
July 3, 2019
Page 2
      laws or regulations.
Potential Government Regulations, page 15

3. We note your response to prior comment 3, and the related revisions at page 15 of your amended registration statement. However, it does not appear that the company has any plans to seek listing anywhere, so the applicability of the Draft Foreign Investment Law is unclear. Please clarify. Likewise, please clarify what a "FIE" is and how the company qualifies as a FIE.
        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                           Sincerely,
FirstName LastNameMeimei Ni
                                                   Division of Corporation
Finance
Comapany NameHanTang Culture & Education Holding Group Ltd
                                                   Office of Telecommunications
July 3, 2019 Page 2
cc:       Jeff DeNunzio
FirstName LastName